Exhibit 99.1

CONFERENCE CALL INFORMATION

DATE: FEBRUARY 3, 2015

TIME: 2:00 PM PST / 5:00 PM EST

CORPORATE PARTICIPANTS

David Pasquale Global IR Partners — IR

Darin Billerbeck Lattice Semiconductor Corporation — President & CEO

Joe Bedewi Lattice Semiconductor Corporation — CFO

CONFERENCE CALL PARTICIPANTS

Tristan Gerra Robert W. Baird & Company, Inc. — Analyst

Christopher Rolland FBR Capital Markets — Analyst

Richard Shannon Craig-Hallum Capital Group — Analyst

Bill Dezellem Tieton Capital Management — Analyst

Ruben Roy Piper Jaffray — Analyst

Hank Bannister Faxon Research — Analyst

Operator

Good afternoon. My name is John, and I’ll be your conference operator today.

At this time I’d like to welcome everyone to the Lattice Semiconductor fourth-quarter results conference call.

(Operator Instructions)

David Pasquale of Global IR Partners, you may begin your conference.

David Pasquale — Global IR Partners — IR

Thank you. Welcome, everyone, to Lattice Semiconductor’s fourth-quarter 2014 results conference call.

Joining us today from the company are Mr. Darin Billerbeck, Lattice’s President and CEO, and Mr. Joe Bedewi, Lattice’s Chief Financial Officer. Both executives will be available for Q&A after the prepared comments.

If you have not yet received a copy of today’s results release, please e-mail Global IR Partners, using LSCC@GlobalIRPartners.com, or you can get a copy of the release off the investor relations section of Lattice Semiconductor’s website.

Before we begin the formal remarks, I’ll read the Safe Harbor statement. It is our intention this call will comply with the requirements of SEC Regulation FD. This call includes and constitutes the Company’s official guidance for the first quarter of FY15. If at any time after this call we communicate any material changes to this guidance, we intend that such updates will be done using a public forum, such as a press release or publicly-announced conference call.

The matters that we discuss today, other than historical information, include forward-looking statements relating to our future financial performance and other performance expectations. Investors are cautioned that forward-looking statements are neither promises nor guarantees. They involve risks and uncertainties that may cause actual results to differ materially from those projected in the forward-looking statements.

Some of those risks and uncertainties are detailed in our filings with the Securities and Exchange Commission, including our FY13 Form 10-K and our quarterly reports on Form 10-Q. The Company disclaims any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur after this call.

In addition, to the extent that we discuss today the Company’s proposed acquisition of Silicon Image, we note that this communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Silicon Image Inc. has commenced at this time. In connection with the proposed transaction, Lattice Semiconductor may file tender offer documents with the US Securities and Exchange Commission, and any definitive tender offer documents will be mailed to shareholders of Silicon Image. Investors and security holders of Silicon Image are urged to read the tender offer documents filed with the SEC carefully, in their entirety, when they become available, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of these documents, if and when available, and other documents filed with the SEC, by mailing Lattice Semiconductor at Attn: Secretary, Lattice Semiconductor, 5555 Northeast Moore Court, Hillsboro, Oregon, zip 97124-6421 or off the website maintained by the SEC at http://www.SEC.gov.

At this time, I would like to now turn the call over to Mr. Darin Billerbeck. Please go ahead, sir.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Thank you, David, and thanks to everyone for joining us on our call today. Since we spoke to you last week on our transformative acquisition at Silicon Image, we’re going to keep our comments brief. This will allow more time for your questions.

Our results for the full year underscore the strength of our Business. Revenue was up over 10%, and our EPS was up over 110%, including the effects of a non-recurring tax benefit in Q4. For Q4, revenue and margin were in line with our guidance with OpEx $1 million above our outlook. Joe will give you more detail on this in a few minutes.

As you’re all aware, 2014 was a tale of strength in communications, growth in industrial, and softness in consumer. We were able to grow despite the broader market challenges, which further compounded by significant declines at our top customer. This would not have been the case a few years ago. We have worked hard to diversify and increase the breadth of our customer base. Success on that strategy continues to pay off for us.

We also kept our eye on the ball from an operations standpoint. We moved solidly into higher growth consumer market, and clearly plan to go even bigger in 2015 and beyond. We understand this is a choppy market, but the potential for growth outweighs that bumpiness.

The high-volume consumer market can create benefits to all of our product line when it comes to managing our supply line and driving our costs. That is why we were able to deliver a nice improvement in our gross margins in 2014. We continue to demonstrate that we understand how to identify and deliver efficiencies. That insight has served us well, as we position Lattice for continued success in the consumer market.

We expect our operations expertise and execution track record to be strong assets as we move forward with the anticipated closure and integration of the Silicon Image acquisition. We made great headway in our business in 2014, with the introduction of the latest proliferations to our key product family. Our ability to deliver first silicon samples saves us a substantial amount of money, and gives us critical time to market advantages. We expect to fully leverage this efficiency and R&D expertise across our operations as we gain scale, making the payback even greater.

An example of a time to market offering is the new bridging solution we recently launched to create a flexible cost-effective camera-based product for a wide variety of consumer and medical applications. We’re also excited about our continued expansion of our mobile solutions portfolio. One of our latest launches was a low power programmable solution for voice detection and recognition. This always-on always-listening solution targets smartphones and other hand-helds.

As you can see, we’ve been very busy. We understand the opportunity in front of Lattice and are running fast to make it happen. In terms of other color on our product, market and geography breakout, we have provided a detailed table as part of our Q4 press release.

That concludes my initial comments. I will now turn the call over to Joe for details on the financials. Joe?

Joe Bedewi — Lattice Semiconductor Corporation — CFO

Thanks, Darin.

For the FY14, revenue was $366.1 million, an increase of 10.1% from $332.5 million in the FY13. 2014 gross margin was 56.3%, compared to 53.6% in 2013. Net income for 2014 was $48.6 million or $0.41 per basic share, and $0.40 per diluted share, compared to a net income of $22.3 million or $0.19 per basic and diluted share reported in FY13.

For the fourth quarter, revenue was $83.6 million, a decrease of 3.4% from the third, in line with our outlook for Q4 revenue to be flat to down 4% compared to Q3. This is a decrease of 6.6% from $89.5 million in the fourth quarter of 2013.

Gross margin for Q4 was 55.3% compared to 58.7% in the third quarter, and 54.3% in the fourth quarter of 2013. Gross margin was in line with our expectations of approximately 57%, plus or minus 2%. The gross margin decline from the third quarter was driven primarily by expected ASP and mix degradations.

The significant year-over-year improvement in margin was driven by meaningful product cost improvements, that were driven by high volume production during 2014. Operating expenses for the fourth quarter were $41.5 million. This was approximately $1 million above our guidance, as higher salary and engineering costs were partially offset by a decline in mask costs.

Net income for the fourth quarter was $15.4 million, or $0.13 per basic and diluted share, as compared to net income of $9.4 million, or $0.08 per basic and diluted share in the third quarter, and net income of $6.5 million, or $0.06 per basic and diluted share in the fourth quarter of 2013. Net income in the fourth quarter was positively impacted by a non-recurring tax benefit of $11.5 million or $0.10 per basic and diluted share, resulting in a net tax benefit of $10.6 million in the fourth quarter and 5.6 million for the full year 2014.

For the quarter, diluted share count was approximately 119.5 million shares. Operating cash flow was $803,000 for Q4 and $40.1 million for the full year 2014. We ended the quarter with cash and cash investments, cash and investments of approximately $255 million, a decrease of $2.3 million from the prior quarter, and an increase of $33.8 million over 2013 year-end.

Accounts receivable increased to $62.4 million at the end of Q4, as compared to $49.8 million at the end of last quarter. Days sales outstanding increased to 67 days, compared to 52 days last quarter. The Q4 increase in AR and DSO was primarily driven due to receivables from distributors.

Inventory at quarter end was $64.9 million, compared to $65.1 million at the end of Q3. Months of inventory now stands at 5.2 months, compared to 5.6 months at the end of Q3. We spent approximately $3.4 million on capital expenditures, and incurred $5.4 million in depreciation and amortization expense during the quarter, compared to $2 million and $5.2 million respectively in Q3.

We repurchased approximately 1.7 million shares under our share repurchase program in Q4, at a total cost of $11.4 million. We have approximately $6.9 million left under our previously authorized $20 million repurchase program, under which we may continue our purchases through February 2015.

Finally, during the quarter, we closed the sale of the Company’s Hillsboro, Oregon headquarters. This is part of our ongoing efforts to lower our long-term costs, while increasing the efficiency and effectiveness of our headquarters. We received proceeds of approximately $14.6 million and realized a gain of $1.6 million.

Because we leased back a portion of the facility for R&D purposes, the gain was deferred, and will be recognized ratably over the eight-year life of the lease. This concludes the financial review portion of the call.

I’ll turn it back over to Darin for first-quarter business outlook.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Thank you Joe.

As we look forward into Q1, we continue to run at full speed. We’re focused on our existing business and closing our transformative acquisition of Silicon Image by the end of March.

We have a huge opportunity in front of us. We are fully committed to a timely integration upon closure, and working aggressively to achieve the revenue and cost synergies we discussed last week.

In terms of our specific expectations for first quarter 2015 for Lattice only, we expect revenues to be flat, plus or minus 2% compared to Q4. Q1 gross margins are expected to be 55%, plus or minus 2 points. Total operating expenses are expected to be approximately 1% higher compared to Q4, excluding acquisition and or restructuring-related costs. In summary, we remain confident in our business prospects and continued ability to execute.

We have great opportunity in front of us to create a global leader in connectivity solutions. This is an exciting time for all of us at Lattice, and we appreciate your continued support.

That concludes our prepared remarks. Operator, we would now be happy to take any questions.

QUESTION AND ANSWER

Tristan Gerra — Robert W. Baird & Company, Inc. — Analyst

Your Q1 revenue guidance is a bit more muted than it’s been in the past few years. What is your view about the strategy of some consolidation at your top customers, and could that perhaps lead to a market share shift, notably at the higher end of the cell phone market for Lattice?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Yes, you’re talking specifically about the two big guys then? Is that what you’re —

Tristan Gerra — Robert W. Baird & Company, Inc. — Analyst

Correct, Samsung specifically.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

So I think that, when we look at it, it depends on how the market perceives, let’s call the Note and the Edge. If those are considered direct competitors to let’s say the iPhone or the iPhone Plus, right? The 6 or the 6-plus because from what I can tell, the higher-end market seems to be okay. I think the challenges are more in some of the lower-end markets or the lower end of the smartphone market, where they’re getting a little bit of competition from China and some of the other areas that are dropping in there, so it’s almost like a little bit of a squeeze effect.

So the mainstream lower end of the smartphone market if you look at Xiaomi and some of the other guys shipping a lot of units, that’s one attack zone, and I think on the high end you can see from some of the releases of the big customers, that they ship a lot of really high end smartphones. So I think it really is going to come down to the number of units that they want to ship throughout the smartphone end of the spectrum, being the higher end of it, and the new product offerings that they have coming out.

Because Q1 for us, when we look at it, we see consumer flattish in Q1 minus some possible upsides from China Inc., which we would expect that to happen. And then comms, where we’re going to expect to be somewhat flat, based on everything that we’ve heard, and then industrial and everything will have some modest growth. That’s why we looked at Q1 and said, probably a little bit lower than we would have expected, but then most of our growth for the new opportunities are coming in the second half of the year, and so we’ve been talking about that with the models and with you for the last probably six months.

Tristan Gerra — Robert W. Baird & Company, Inc. — Analyst

Okay, and as a follow-up, as you mentioned, the second half, how should we look at your various end market in terms of year-over-year revenue outlook for this year? It sounds like the consumer may be a little bit flattish as you have design wins at new customers offsetting potential continued headwind from Samsung, what about your initial views on communication, notably your large China-based customer, and then what is your initial outlook from industrial and the other end markets for this year versus last year?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Let’s say 2014 versus 2015. That will help you dial it in. In 2014 consumer was down, actually between 2014 and 2013, right, and then communications was fairly strong, and industrial was strong, right?

So what we’re looking for when we look at 2015 is I think the first half for us, we knew the first couple of quarters were going to be tough until consumer bounced back, but we have consumer up for the year, and that would be a combination of, we expect our biggest customer to be down. We expect China Inc. to be up and we expect some of the new initiatives we have in the consumer, which aren’t included in last year, to be up. We expect consumer to move upward.

Comms, based on everything that I can see and all the write-ups that I’ve seen, we’re going to expect to be flattish, right? So we’re going to look at comms in totality for the year as flat.

I still believe that industrial will have some modest growth, probably for the market, because industrial was pretty strong growth for us last year. I don’t know that they’re going to attain that goal again this year. If it is it’s upside.

So for us we’re looking at it that way. Consumer is up slightly, comms is flat, industrial is probably up. And that’s how we look at our growth.

* * *

Christopher Rolland — FBR Capital Markets — Analyst

Can you talk a little bit more about design traction at China Inc. How do you see it ramping this year, and how well represented do you think you are in perhaps the 300 million handsets that are going to be built in China this year?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Well, last year, we didn’t have a lot, right, but we’ve been working on a lot, and if you look at China Inc. in general, we’re in almost all of them. The question then becomes the number of units you ship and the ASP, right? And obviously the ASP in the mainstream China phones is lower than the ASP at some of the premium high-end smartphones.

So for us, we took out a goal of 3 million to 5 million in Q4 and we came in right around 2 million to 3 million, but our expectations for next year, we materially grow that each quarter as we walk through. We feel comfortable with our design traction, specifically with the people that we think are going to win long-term.

There may be some movement that you see within the winners and losers over the next year, but I think the real winners are the big guys that are out there today, and I think they’re going to continue to win. I think some of the smaller guys are probably going to fade away over time.

Christopher Rolland — FBR Capital Markets — Analyst

Okay. Great, and then I guess one on the transaction, if I may. When you are looking at that business, looking at the sum of the parts there, how do you ascribe different values to the different parts? So how do you view the licensing, in terms of the $450 million EV for that business, how much do you think the licensing business was worth, the chip business and then — HDMI chip business, and then MHL and WiGig businesses? How do you break that into some smaller parts so that we understand the lens at which you’re looking at the acquisition through?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Yes, so without getting into too specific, I’ll give you where we’re at. I think HDMI is the mainstream for Silicon Image. I think it has been. It will be for a long time.

If you look at my personal house, I probably have just on my TV, five HDMI cables right, just by itself. I think the HDMI and that stuff is going to be the way to go, especially if you want smooth video transmission.

Then you get into MHL and you have people that say oh, is it going to click or is it not going to click. I can tell you this, if you want smooth video, once again, you’re going to use a wired connection. It will also be, you’re going to have that living and coexisting peacefully, I think with the wireless connections.

Right, the difference is in those two, one is continuous feed. The other one is compression. So as we walk through that wireless and MHL, I don’t think it’s going to be as bad as a lot of people think. A lot of people are like, oh, MHL is not going to really gain a lot of traction. It is, and it’s in a heck of a lot of units worldwide, and it’s supported by MHL or HDMI, as far as how you can transmit.

You’ll see a lot of MHL to HDMI connections. I think that business for us is very attractive, because it also helps us understand video transmission. Very similar to data for comms. What we do in comms we can do with hardware acceleration and video. That was attractive there.

The 60 gig stuff, if you didn’t hear, Intel just announced they’re releasing one of their latest processors with 60 gigahertz to be able to connect the laptop. So that’s real. They may have overestimated the timing of that, but I think we’re looking at that as more of a 2016 deal. There will be some shipments, probably in the end of 2015, but I think reasonable and material revenue is going to come in the second half of 2016 for that, but they have awesome capabilities with the 60.

They can do side by side stuff which is the Snap technology. They can do WiHD which is going to be low latency 60 gig applications. They can also do WiGig which is the industry standard, if you want to do internet, right?

I think overall all of those are attractive to us. Don’t know a whole lot about the Qterics thing. We’re not experts, obviously, in the software services world. As we dig into details on that, we can make a decision.

* * *

Richard Shannon — Craig-Hallum Capital Group — Analyst

A couple questions from me. Maybe I’ll ask one, a couple financial questions here, first on gross margins. Joe, I believe you mentioned gross margins coming down sequentially into the fourth quarter, due to mix and ASP degradation. I wonder if you can elaborate on that. Specifically wondering about ASP degradation, whether that was specific to any segment or customers and whether that will continue beyond the fourth quarter?

Joe Bedewi — Lattice Semiconductor Corporation — CFO

You see some ASP degradation in the consumer space as you go into China Inc., and there’s always margin pressure and ASP pressure on the consumer side. We have new products that are coming out now that mitigate some of that as we move forward in the new year, and it’s been an ongoing cycle for us, right? So the 55 number that we’ve talked long-term is still the number.

We’ve been able to optimize, and we’ll continue to optimize above that by getting savings and clearly pushing the price pressure as much as we can, so we don’t reduce ASP, but I think 55 is our long-term number. That’s where we’re modeling to. That’s where we’ll see it go.

Richard Shannon — Craig-Hallum Capital Group — Analyst

Okay. So — even after you’re hoping to see China ramp this year, you think you can still maintain it at that level then?

Joe Bedewi — Lattice Semiconductor Corporation — CFO

Yes, yes we do.

Richard Shannon — Craig-Hallum Capital Group — Analyst

Okay. Okay. Maybe a question on OpEx. Your guidance for the first quarter calls for it increasing 1% or about, I assume that’s on a GAAP basis, that would mean about a range of $4 million.

You have done a good job of keeping that under wraps for the last several quarters. That seems like a large increase here. Is there anything one time in nature in that?

Joe Bedewi — Lattice Semiconductor Corporation — CFO

It’s about $600,000, $700,000. It’s not $4 million.

Richard Shannon — Craig-Hallum Capital Group — Analyst

Sorry. Bad math on my part. Forget that question.

Joe Bedewi — Lattice Semiconductor Corporation — CFO

It’s ongoing expenses related to mass charges. They’re variable when they hit. We’ve got them baked into the annualized number set, but they hit in certain quarters, so we’ve got products coming out. There’s mass charges associated with that and it’s multiple charges.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Yes, multiple assets in Q1.

Richard Shannon — Craig-Hallum Capital Group — Analyst

Got it. Okay. Let’s see a question for Darin in the consumer/smartphone space here. You talked about your expectations in one of your previous responses for the quarter and what you hit there and characterized this having exposure to pretty much everybody that matters in China. Hard to judge on the ASPs, but trying to figure out what kind of an attach rate you have and where do you think that can go. What’s your overall view currently?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Let’s talk about how China works and how some of the larger OEMs work. In the larger OEMs, you’re working to create solutions that are probably a little bit more innovative and forward looking. Where they’re trying to get into new markets and trying to try out new features.

In China, it’s more about a fixed function that is a solution, not something that’s a design related development. So less effort from our perspective, but then we’re taking products that we can take features off, because we have a menu-driven approach where we have multiple products that they can use. Ultimately the device that we announced today, which is UltraLite, is designed for that market. It’s very low cost. It can create one or two different features for those people that want to have cost first, and features second.

And that gives us the ability to handle lower ASPs and still hit the model margins that Joe was talking about earlier, so that’s why when we say, hey, even if you ship a ton of units there, you’re going to have to ship a lot of units to make that up. Q4, we had reasonable traction, which I like. Didn’t hit my goal, but it was actually material. Q1 through Q4, we’ve got plenty of design wins that we’re looking at.

Those things should be hitting each quarter and we should continue to grow. And our goal was really to try to ship a meaningful enough revenue base out of China Inc. to really cover for our largest OEM declines in both units and ASPs.

* * *

Bill Dezellem — Tieton Capital Management — Analyst

You had a pretty solid jump in the mature products, and I was hoping you could address what issues may have driven that, or if it’s just an aberration.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Every year we have a certain portion of it happens different quarters hit different types of — and they’re not — they’re mature product shipments that are shipped into products and different customers, that will pull those in, in some cases.

Because if you remember, we do process variations and process migrations through time, and then sometimes you can’t pick up every single math set for those particular process migrations. You’ll have these from time to time.

It’s been fairly consistent for the last three to four years. We’ve had about that same number through the year. It happens in different quarters, and this was part of the plan as we marched through, is that we would see some uptick in that. It wasn’t a surprise in any meaningful way.

Bill Dezellem — Tieton Capital Management — Analyst

And would that be the same as final purchase, because you’re discontinuing the product, or am I not thinking about that right?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

So it’s similar to that. We have last time buys and we all will hold inventory on last time buys for a period of time. At times, we bill over and above that. If it’s over and above that last time buy, and we find an opportunity, we’ll sell it, and we’ve been able to do that over time. So it’s not as if it were a specific last time buy where we gave a special price, or anything like that. It was a deal that we were able to cut on product that would just sit on our shelves for who knows how long until our last time buy volume was gone.

* * *

Ruben Roy — Piper Jaffray — Analyst

Darin, I wanted to follow up on the commentary around your perspective on the segments and year-over-year growth, specifically around industrial. If you’re thinking industrial probably will be up a little bit again this year, that’s quite impressive. You look back over the last three years or so, and, if you can give us an idea of what’s been driving that, the products, and what type of visibility really you have, going out over the next couple of quarters in terms of design wins and some of the ramps for those design wins because, again, that’s quite a high bar that you have set for yourselves in that segment.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Yes, and let’s think about that. Year-over-year, industrial grew about 14%, and some of that remember in 2012 and 2013 industrial was horrible for us, right? We had a really difficult time with industrial, and it was about that time in 2011 we introduced XO2, and we also introduced XO3, and now we have XO3 LF, which is a flash-based version of that.

And so I think all of those product lines were pivotal in us getting more designs within there, along with having some of the base business bounce back, right? So we have an older 4K product for instance, and different product lines in there. So when we got that jump, and Joe had talked about that for two years, where we were struggling for a couple years with some of the margins and other things, we jumped into consumers, because industrial was horrible for us.

This year, it bounced back pretty significantly, and we look at our design funnel for industrial, and you look at these different customers been working on for the last two to three years, some of those things are starting to take hold. We don’t expect it to grow another 14% next year. It would be nice if it did, but we don’t expect that.

We’re saying hey, probably modest growth, probably at the market that industrial grows at, probably anywhere between 3% and 7% is what we typically model on there. That’s really what we’ve been focusing on. Kind of XO2, XO3. We have a new version of XO3 that’s flash-based right now, and then we also have some of our older products, like our 4K. That’s what’s making up all those growth.

Ruben Roy — Piper Jaffray — Analyst

Great, thanks for that. And then quickly for Joe, might have missed this, but around gross margin with consumer coming back throughout the year, mid-50s is the right way to think about gross margin for the year?

Joe Bedewi — Lattice Semiconductor Corporation — CFO

Absolutely. We’re still holding to our 55 model and talked briefly about it, before that we’ll see ASP pressure as we go into China Inc. but new products being introduced today have a better cost profile that we believe that 55 is the number, and we’re not coming off it.

* * *

Hank Bannister — Faxon Research — Analyst

I’m sorry if this question might be redundant. I missed the very beginning of the call, but I was wondering if you could, number one, just sort of a commentary on the consumer in China, and the gross margin as you ramp that business. Is that, from a mix point of view, equivalent to the kind of gross margin and ASP you would get from Samsung or is it even below that, your largest customer? In other words, as that ramps, is it — well, you get the question. But I have a second question on the China infrastructure telecom side.

Joe Bedewi — Lattice Semiconductor Corporation — CFO

Okay. So on the China Inc. side, which I was just saying, we definitely have margin pressure there. We would have the continued similar margin pressure with Samsung and any of the big guys as we ramp, so our new product introductions enable us to hold to the margin profile we’re talking of 55, and we’ve been able to execute on that for the past couple years, and we feel that we’re in place to do that again going forward.

Hank Bannister — Faxon Research — Analyst

So as you know, Samsung being so large, obviously they get great pricing, and China being so aggressive, multiple little guys, net-net, the ramp is expensive, but once you get up the curve, it starts to level out at the margin you would expect. Is that a fair way of looking at it?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

It depends on the product. So once we’re ramping the new products which we’re going to be doing into China Inc., our margin profile will be okay. So if I have to ramp an older product in some cases to get in early, or the timing of it, there’s margin pressure on those older products. As the newer products come out that have been designed for that market, we see the ability to get back to the margin numbers we’re looking at.

Hank Bannister — Faxon Research — Analyst

Okay. Thank you. And then on the telecom side, the infrastructure side, you might have spoken, I apologize if it’s redundant, but the China Mobile. The China Telecom, China Telecom started to come on. Could you give us a little bit of color there, or contours there?

Joe Bedewi — Lattice Semiconductor Corporation — CFO

For this year or last year, what were you looking for on that?

Hank Bannister — Faxon Research — Analyst

For Q4 and going forward.

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Yes, so let’s think about how the LTE build-out happened last year and I don’t think it’s going to happen the same way this year. Last year everybody came in fast and furious the first couple of quarters, and we were going to our customer saying you guys, it seems like this is a lot of hot and heavy. Oh, no, no, and then Q3, boom they basically reset. So it left a lot of people with inventory, and Q3 was pretty low. Q4 started to migrate out of that.

Q1 looks fairly consistent with Q4 to date, but there seems to be a little bit more strength in the ordering patterns, as they’re starting to hand out all the licenses that we see, so we’re still — we’re still believing that comms will be relatively flat, because it was up quite a bit year on year. Last year was up 21%. We’re saying I don’t think that’s going to grow again 21%. We think comms will be roughly flat. That’s the assessment we have.

And Q1 for right now, it looks like that’s the appropriate number. Who knows what it is later on, and if they have the same behavior that they had last year. But right now, Q1 actually looks consistent with a flattish growth.

Hank Bannister — Faxon Research — Analyst

And as you hear from Altera and Xilinx and those kind of guys, that China Mobile still completely obscure, nobody has any idea what they’re going to do, but the other guys are starting to come on. Is that what you’re experiencing?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Well, we heard that the licenses for the other guys besides the big guy, right, was happening in Q4. We actually heard it was going to happen early Q4, and it looks like it shifted to Q1. We would have expected comms to already have started, which may be what they’re alluding to.

We look at it product by-product, customer by customer, and what we’re hearing and feeling is that in Q4, they were like this is what we need. In Q1 they’re like, how much inventory do you have? And can you start really thinking about positioning that inventory and then some of them are already just loading up.

So I think the behavior between Q4 and Q1 is completely different, but I agree with their assessment. There’s one guy that’s been in the dark.

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Richard Shannon — Craig-Hallum Capital Group — Analyst

Just a quick follow up from me, actually a two-part question. Darin, I want to confirm the end market segment numbers mentioned in response to an earlier question on a yearly basis. I think you just repeated comms you’re expecting flat, I think industrial a little bit of growth, and did you say consumer should be roughly flattish as well?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

No, we expect consumer to be up. It will be tough in the first half, but we expect the second half actually to come on. And there’s multiple products we would look at, not only smartphones but some of the other consumer markets. So besides trying to broaden from our largest OEM to the multiple China Inc.

We see the market in consumer being smartphones, right? Being in the smartphone industry you’ve got the two big guys, and we’ve felt good about penetrating one of the big guys and getting a fairly large share there, so we’re comfortable with that. Again, ASPs going down. Then you’ve got the next tier of that, which is all of China Inc., which is quite a bit bigger than those other two. Unit shipments.

So we look at that combined gets us roughly flat for where the big OEM was last year, and then add all the other initiatives we have on top, that’s how we get growth. So our consumer growth won’t just come from smartphones. It will come from multiple things within the consumer electronics industry.

Richard Shannon — Craig-Hallum Capital Group — Analyst

Okay. And I would assume USB 3.1 that you’ve made some announcements in the last few months on is one of the bigger drivers to the upside in the second half, then?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Absolutely, if that becomes adopted by different OEMs, there’s multiple applications, because you’ve got chargers, you have appliances, you’ve got all sorts of stuff that’s got USB 3.1.

Richard Shannon — Craig-Hallum Capital Group — Analyst

How is your design win traction going there? Maybe it’s a little bit early to know very well. You announced a partnership with Cypress as an example. How’s that design win traction going, and what’s your expectation on timing?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

There’s multiple things. You just mentioned one. We do have a pretty interesting deal on USB 3.0, which isn’t 3.1 with Cypress, and that’s the higher-performance version of the traditional USB socket, that has you can only put it in one direction. It’s really more of a laptop and more large consumer appliance. USB 3.1 type C is the smaller, more like a micro USB connector. We expect that to grow. Actually, both will grow, but I think a USB 3.1 may grow faster.

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Hank Bannister — Faxon Research — Analyst

How much of an opportunity did you have over the next, two, four, six, eight quarters in wearables? I was blown away, wandering around CES, not that it won’t completely transform once Apple comes out with the iWatch, but I was blown away by how many applications there are. It seems like you have a real opportunity there. But could you talk about it a little bit?

Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

Yes, we’re in one of the largest ones, already. Our largest OEM ships those today, and we’re in that. We’re in multiple things, from Google Glass to all these other things that you find your way into.

Just remember that market is all about simplistic Bluetooth radio connection, some manipulation of a sensor data, and then streaming it someplace else, right? Which FPGAs do quite well, and since we have such low power and you don’t necessarily need to burden it with a big microcontroller or anything, we have some great opportunities there, so we’re focused on that. We didn’t mean to miss that. Some of that is in some of the consumer stuff that we’re focused on.

FPGAs can do that and our UltraLite device that we just announced is very well targeted at that, and it comes in the smallest form factor imaginable, about like 1.48 by 1.48 square millimeters. Very tiny device, very low power. Very capable of handling any of the things that wearables.

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Darin Billerbeck — Lattice Semiconductor Corporation — President & CEO

First of all, we appreciate everyone joining us. We’ve had a couple of weeks of different dialogue over a lot of things. Out of the call, we expect you to really look at us. We’re solidly focused on our execution.

We’re solidly focused on the opportunities for Lattice in all the market segments. They’re all important. A lot of people get a lot of hype about consumer as a growth, but last year, we grew in all the other segments, except consumer. This year, we expect that the other markets will more grow with the market rate and consumer will actually start to bounce back, which will help quite a bit.

Additionally, we’re focused on closing the Silicon Image acquisition, and also moving into the integration phase. We expect to do that shortly. In the meantime, we’ve got a huge funnel of opportunities, and we’ve got to close them all to make 2015 happen. We appreciate your support as always, and we thank you for calling in. All right.

Operator

This concludes today’s conference call. You may now disconnect.